VANCOUVER OFFICE
Suite 400 – 837 West Hastings Street
Vancouver, BC V6C 3N6 CANADA

T E L: (604) 687-1717
F AX : (604) 687-1715
WEB: www.augustaresource.com

May 22, 2009

To whom it may concern,

Re:	Augusta Resource Corporation (the “Corporation”)
Management Proxy Circular (the “Circular”) dated May 11, 2009

The Circular of the Corporation dated May 11, 2009 is being filed here with again as the previous filing on May 14, 2009 inadvertently did not contain Exhibit A, B & C.

Regards,

Purni Parikh
Corporate Secretary

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC